EXHIBIT 99.1

NewsRelease

TransCanada to Present at CIBC World Markets
Whistler Institutional Investor Conference

CALGARY, Alberta – January 17, 2012 – Russ Girling, president and chief executive officer for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on January 19, 2012 at the CIBC World Markets – 2012 Whistler Institutional Investor Conference in Whistler, British Columbia.

The presentation, which begins at 8:35 a.m. PST, will be audio webcast and available in the Investor Centre section of TransCanada’s website at www.transcanada.com/eventspresentations.html

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Media Inquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Inquiries:	David Moneta/Terry Hook/ Lee Evans	403.920.7911 800.361.6522